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PROSPECTUS

ADC Telecommunications, Inc.
12501 Whitewater Drive
Minnetonka, Minnesota 55343
(952) 938-8080

ADCInvestDirect

Direct Stock Purchase Plan
400,000 Shares of Common Stock

    Our Direct Stock Purchase Plan provides you with a convenient and economical way of purchasing shares of ADC common stock without a broker at low transaction costs.

    You may also transfer shares easily or sell your shares at low cost.

    You may own and transfer your shares without holding certificates.

    The Plan may purchase ADC common stock directly from ADC or on the open market, as periodically determined by ADC. The purchase price for shares purchased in the open market will be the weighted average price at which the shares are actually purchased by the Plan Administrator. The purchase price of shares purchased from ADC will be the average of the high and low sale prices quoted on the Nasdaq National Market on the date of purchase.

    ADC's common stock is quoted on the Nasdaq National Market under the symbol "ADCT."

    A summary of important Plan features is contained on page 2 of this prospectus. A complete description of the Plan begins on page 7 of this prospectus.

Please read this prospectus carefully before investing and retain it for your future reference.

The Securities and Exchange Commission has not approved or disapproved the common stock discussed in this prospectus or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     You should carefully consider the risk factors beginning on page 3 of this prospectus.

The date of this prospectus is November 15, 2000.

A SUMMARY OF IMPORTANT PLAN FEATURES

    Current Shareholders  If you are a registered holder of ADC common stock, you may participate in the Plan by completing and returning a Plan Authorization Form. If you own ADC common stock, but your shares are held by a bank or broker in its name (i.e., "street name"), you will need to either withdraw your shares from your brokerage account and register them in your own name or enroll in the Plan in the same manner as a new shareholder.

    Open to Nonshareholders  If you currently do not own shares of ADC common stock, you may enroll in the Plan by completing and returning a Plan Authorization Form, paying a one-time account set-up fee of $10, and either making an initial investment of at least $500 or authorizing automatic monthly cash investments of at least $50.

    Investments  You may make investments in common stock of a minimum of $50 per investment up to an aggregate of $250,000 per year. Investments may be made by automatic monthly electronic funds transfer or by check or money order at weekly or less frequent intervals, whichever you prefer.

    Full Investment of Plan Funds  Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as full shares.

    Fees  There are certain enrollment, brokerage and service fees associated with the Plan, which we describe further in this prospectus.

    Share Safekeeping  You may deposit for safekeeping certificates representing shares of common stock held in certificate form, whether or not the shares were issued under the Plan, at no cost to you.

    Account Statements  Account statements detailing your Plan activities are mailed to you following each Plan transaction.

    Plan Administrator  Our transfer agent, and also the Plan Administrator, is:

Computershare Investor Services, LLC
Attention: ADCInvestDirect
P.O. Box A3309
Chicago, IL 60690-3309

ADC TELECOMMUNICATIONS, INC.

Overview

    ADC is The Broadband Company™. ADC's fiber optics, network equipment, software, and integration services make broadband communications a reality worldwide by enabling communications service providers to deliver high-speed Internet, data, video and voice services to consumers and businesses.

Risk Factors

    You should carefully consider the following risk factors in addition to the more detailed information in our periodic reports filed with the Securities and Exchange Commission. This prospectus, including the information incorporated herein by reference, contains forward-looking statements. Forward-looking statements represent our expectations or beliefs concerning future events, including the following: any statements regarding future sales and gross profit percentages, any statements regarding the continuation of historical trends, any statements regarding the sufficiency of ADC's cash balances and cash generated from operating and financing activities for ADC's future liquidity, and capital resource needs. We caution you that these statements are further qualified by important factors that could cause actual results to differ materially from those projected in the forward-looking statements as a result, in part, of the risk factors described below.

Demand for our products may decrease if we are unable to anticipate and adapt to rapidly changing technology.

    The communications equipment industry is characterized by rapid technological change. In our industry, we also face evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements. The introduction of products using new technologies or the adoption of new industry standards can make existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions, and to introduce new solutions to address our customers' changing demands.

    In addition, new product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. We have invested, and we will continue to invest, substantial resources for the development of new products. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. If we fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be affected in a material adverse way.

The market for communications equipment products and services is rapidly changing.

    In the past, our principal product offerings have been copper-based and fiber-optic-based products designed to connect and transmit information on traditional telephony networks. With the growth of multimedia applications and the development of enhanced Internet/data, video and voice services, our recent product offerings and research and development efforts have been and are focused on emerging technologies and network equipment, software and integration service offerings for communications equipment applications. The market for communications equipment, network equipment, software and integration services is rapidly changing. Our future growth is dependent in part on our ability to successfully develop and commercially introduce new products for this market.

    Our future will also depend on the growth of the communications equipment market. The growth in the market for communications equipment products and services is dependent on a number of factors. These factors include:

  •
  the amount of capital expenditures by communications service providers;

  •
  regulatory and legal developments;

  •
  changes to capital expenditure rates by communications service providers due to consolidation among our customers;

  •
  the addition of new customers to the market; and

  •
  end-user demand for integrated Internet/data, video, voice, and other network services.

    We cannot predict whether the market for communications equipment products and services will develop rapidly. Also, we cannot predict technological trends or new products in this market. In addition, we cannot predict whether our products and services will meet with market acceptance or be profitable. We may not be able to compete successfully, and competitive pressures may materially and adversely affect our business, operating results and financial condition.

Our industry is highly competitive.

    Competition in the communications equipment industry is intense. We believe that competition may increase substantially with the increased use of broadband networks and recent regulatory changes. Competition may also be affected by consolidation among communications equipment providers. We believe our success in competing with other manufacturers of communications equipment products and services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, and our delivery and service capabilities. We anticipate increasing pricing pressures from current and future competitors. Many of our foreign and domestic competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we have. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. We cannot predict whether we will be able to compete successfully with our existing and new products and services or with current and future competitors.

    In addition, we believe that technological change, the increasing addition of Internet/data, video, voice, and other services to networks, continuing regulatory changes and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes is difficult to predict at this time. Increased competition could lead to price cuts, reduced gross margins and loss of market share, which may seriously harm our business, operating results and financial condition.

Our operating results fluctuate significantly.

    Our operating results vary significantly from quarter to quarter. These fluctuations are the result of a number of factors, including:

  •
  the volume and timing of orders from and shipments to major customers;

  •
  the timing of and the ability to obtain new customer contracts;

  •
  the timing of new product and service announcements;

  •
  the availability of products and services;

  •
  the overall level of capital expenditures by public network providers;

  •
  the market acceptance of new and enhanced versions of our products and services or variations in the mix of products and services we sell; and

  •
  the availability and cost of key components.

    We are growing through acquisition and expansion, and our recent results of operations may not be a good predictor of our results in future periods. Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be adversely affected. In addition, our results of operations are also subject to seasonal factors. We historically have had stronger demand for our products and services in the fourth fiscal quarter, primarily as a result of our year-end incentives and customer budget cycles. We have experienced weaker demand for our products and services in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January and a general industry slowdown during that period. We cannot predict if historical seasonal trends will continue in the future.

The regulatory environment in which we operate is changing.

    The communications equipment industry is subject to regulation in the United States and other countries. Our business is dependent upon the continued growth of the telecommunications industry in the United States and internationally. Federal and state regulatory agencies regulate most of our domestic customers. In early 1996, the U.S. Telecommunications Act of 1996 was enacted. The Telecommunications Act lifted certain restrictions on the ability of companies, including the Regional Bell Operating Companies and other customers of ours, to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. While we believe that these changes could increase our opportunities to provide solutions for our customers' Internet/data, video and voice needs, this result is dependent on the reaction of our existing and prospective customers to these new regulatory trends. The full impact of these regulatory changes on the market for our products is difficult to predict; however, competition in our markets could intensify as a result of the changes in regulation. Changes in current or future laws or regulations in the United States or elsewhere could adversely affect our business.

Conditions in international markets could affect our operations.

    Our international sales account for a significant portion of our net sales. In addition to sales and distribution in numerous countries, we own or subcontract operations located in Argentina, Australia, Austria, Canada, China, Denmark, Finland, Ireland, Israel, Mexico, Sweden, and the United Kingdom. Due to our international sales and our international manufacturing and software development operations, we are subject to the risks of conducting business internationally. These risks include:

  •
  local economic and market conditions;

  •
  political and economic instability;

  •
  unexpected changes in or impositions of legislative or regulatory requirements;

  •
  fluctuations in the exchange rate of the U.S. dollar;

  •
  tariffs and other barriers and restrictions;

  •
  longer payment cycles;

  •
  difficulties in enforcing intellectual property and contract rights;

  •
  greater difficulty in accounts receivable collection;

  •
  potentially adverse taxes; and

  •
  the burdens of complying with a variety of foreign laws and telecommunications standards.

    We are also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. We maintain business operations and have sales in many international markets. Economic conditions in many of these markets represent significant risks to us. We cannot predict whether our sales and business operations in these markets will be adversely affected by these conditions. Instability in foreign markets, particularly in Asia and Latin America, could have a negative impact on our results of operations. Potential turmoil in the Middle East could also negatively impact our results of operations for our ADC Teledata Communications, Ltd. subsidiary, located in Herzliya, Israel. In addition to the effect of international economic instability on foreign sales, domestic sales to U.S. customers having significant foreign operations could be adversely impacted by these economic conditions. These factors may materially and adversely affect our business and operating results in the future.

We may face higher costs associated with protecting our intellectual property.

    Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, copyrights and trade secrets, our future success will depend upon product development, technological expertise and distribution channels. We cannot predict whether we can protect our technology, or whether competitors can develop similar technology independently.

    As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlap, we believe that companies in the communications equipment industry may become increasingly subject to infringement claims. We have received and may continue to receive from third parties, including some of our competitors, notices claiming that we are infringing third-party patents or other proprietary rights. We cannot predict that we will prevail in any litigation over third-party claims, or that we will be able to license any valid and infringed patents on commercially reasonable terms. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments, or require us to enter into royalty or licensing agreements. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business and operating results could be adversely affected.

We may be unable to identify or complete suitable acquisitions and investments.

    We may acquire or make investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify suitable acquisitions or investment candidates. Even if we identify suitable candidates, we cannot assure you that we will be able to make acquisitions or investments on commercially acceptable terms, if at all. If we acquire a company, we may have difficulty assimilating its businesses, products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our results of operations. In addition, we may incur debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of any equity securities could be dilutive to our shareowners.

Our stock price may be volatile.

    Based on the trading history of our common stock, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. These factors include:

  •
  announcements of new products and services by us or our competitors;

  •
  quarterly fluctuations in our financial results or the financial results of our competitors;

  •
  customer contract awards;

  •
  increased competition;

  •
  disputes concerning intellectual property rights;

  •
  developments in telecommunications regulations;

  •
  general conditions in the communications equipment industry; and

  •
  general economic conditions.

In addition, communications equipment company stocks have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We are dependent upon key personnel.

    Like all high technology companies, our success is highly dependent on the efforts and abilities of our senior management and other qualified employees. Our ability to attract, retain and motivate skilled employees and other senior management personnel is critical to our continued growth. The competition for qualified employees, particularly engineers, programmers and systems analysts, has been and will likely continue to be intense. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own operations personnel with personnel from acquired entities who are necessary to the continued success or successful integration of the acquired businesses.

We do not pay cash dividends on our common stock.

    We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes.

DESCRIPTION OF THE PLAN

Purposes

    The ADCInvestDirect plan provides you with a convenient and economical method of systematically increasing your ownership interest in ADC through purchases of ADC common stock. We may use the Plan to raise capital for general corporate purposes through the sale to you of authorized but unissued common stock.

Considerations

    You should consider the following before you decide to participate in the Plan:

    Brokerage Commissions  You pay a brokerage commission of $0.05 for each share of common stock purchased for your Plan account in open market transactions. You pay a brokerage commission of $0.15 for each share of common stock sold under the Plan. We expect that generally all Plan purchases and sales will be effected in open market transactions.

    Service Fees  You also pay a service fee as described in this prospectus for some Plan transactions, whether or not the transactions are effected in open market transactions.

    Investment Timing; Price Risks  Because the prices at which Plan shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose certain advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to five days following an investment, you may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

    No Interest Paid  No interest is paid on your cash investments pending their investment in common stock.

Administration

    As of the date of this prospectus, Computershare Investor Services, LLC administers the Plan. As Plan Administrator, Computershare is responsible for the clerical and ministerial administration of the Plan, including receiving your investments, forwarding funds received from you or on your behalf to a registered broker/dealer for purchases of common stock, issuing statements of Plan account activities and performing certain other administrative duties related to the Plan. You may contact the Plan Administrator by writing to:

    Computershare Investor Services, LLC
    Attention:     ADCInvestDirect
    Post Office Box A3309
    Chicago, IL 60690-3309

or by calling the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209 between 8:30 a.m. and 5:00 p.m., central time, on any business day. Written communications may also be sent to the Plan Administrator by telefax at 1-312-765-8052.

    The Plan Administrator is responsible for purchasing and selling shares of common stock for your Plan account, including the selection of the broker or dealer through which Plan purchases and sales are made. ADC has no control over the times or prices at which the Plan Administrator purchases shares in the open market or the selection of the broker or dealer used by the Plan Administrator for the purchases.

Forms

    Plan Authorization Form.  A Plan Authorization Form is used to enroll in the Plan and, at the time of enrollment, authorize electronic funds transfers. A Plan Authorization Form is enclosed with this prospectus.

    Plan Transaction Form.  A Plan Transaction Form is used to make investments, transfer or sell your Plan shares, deposit your share certificates with the Plan Administrator (if done after enrollment), and terminate your participation in the Plan. A Plan Transaction Form is attached to each account statement mailed to you.

    Election Form.  An Election Form is used to change or establish electronic funds transfers after enrollment, change the amount of or terminate your electronic funds transfers or change your record address.

    All forms can be obtained from the Plan Administrator upon request.

Eligibility

    Any person or entity, whether or not currently a registered holder of ADC common stock, may participate in the Plan by enrolling in accordance with the procedures described in "Enrollment and Participation" below. We reserve the right to deny, modify, suspend or terminate participation by any person or entity. See "Other Information—Denial or Termination of Participation."

Enrollment and Participation

    You may enroll in the Plan at any time by completing the Plan Authorization Form enclosed with this prospectus and returning it to the Plan Administrator at the address listed on the form.

    Shareholders.  If you are a registered holder of ADC common stock, you must complete a Plan Authorization Form to participate in the Plan. If you are a beneficial owner of common stock whose only shares are held in names other than your own (e.g., by brokers, trustees or bank nominees), you must complete a Plan Authorization Form and either:

  (a)
  become a shareholder of record by having the shares registered in your name, or

  (b)
  become a shareholder of record by enrolling in the Plan in the same manner as a nonshareholder.

    Nonshareholders.  If you are not a registered holder of ADC common stock, you must complete a Plan Authorization Form and pay a one-time account set-up fee of $10. You must also make an initial cash investment of at least $500 or authorize automatic monthly cash investments of at least $50.

Investments

    Initial Investment.  If you are not a registered owner of common stock, you must include an initial cash investment of at least $500 with your completed Plan Authorization Form or authorize automatic monthly cash investments by electronic funds transfer of at least $50. For automatic monthly cash investments, your first investment of at least $50 must be made by check. In either case, you must also pay a one-time account set-up fee of $10. See "Enrollment and Participation" above. Initial investments and payment of the account set-up fee must be made by check or money order payable to "Computershare" in U.S. funds.

    Additional Investments.  You may make additional investments at any time by personal check, money order or electronic funds transfer from a designated U.S. bank account. You may vary your investments from a minimum of $50 per investment up to a maximum of $250,000 per year. Initial investments are included in the year in which they are made for purposes of determining whether the $250,000 maximum has been reached.

    Initial and additional investments are invested in shares of common stock net of brokerage commissions and service fees as described below.

    Check or Money Order.  Investments made by check or money order must be accompanied by a completed Plan Transaction Form and received by the Plan Administrator no later than one business day before an investment date to be invested on that investment date; otherwise, investments are held by the Plan Administrator for investment on the next investment date. Investments made by check or money order must be payable to "Computershare" in U.S. funds. Your check or money order must be sent to the address listed on your Plan statement. Checks or money orders sent to any other address will not be considered validly delivered.

    Electronic Funds Transfer.  In addition to making investments by check or money order, you may authorize automatic monthly electronic funds transfers from a designated bank account. Your bank account is debited on the 15th day of each month or, if that day is not a business day, the business day next following the 15th day. Funds are invested within five business days following collection of the funds by the Plan Administrator. You do not receive any confirmation of the transfer of funds other than as reflected in your monthly Plan account statements and in your bank account statements.

    To authorize electronic funds transfers, complete and sign the automatic funds transfer section of the Plan Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after the Plan Administrator receives the Plan Authorization Form. You may change the amount of your monthly transfer or terminate your monthly transfer altogether by completing an Election Form and returning it to the Plan Administrator or by contacting the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least 15 business days before the investment date.

    Investment Dates.  Cash payments will be invested promptly, but in no event later than five business days following receipt of the cash payment (except where deferral is necessary under applicable federal or state laws or regulations).

    No interest is paid on funds held by the Plan Administrator pending their investment in common stock. All investments, including the initial investment, are subject to the collection by the Plan Administrator of full face value in U.S. funds.

    Source of Shares.  The shares you purchase under the Plan are authorized but unissued shares of common stock or common stock purchased by the Plan Administrator in the open market or in negotiated transactions. The Plan Administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than five business days) after receipt of your cash payment, subject to any waiting periods required under applicable securities laws or other regulations. We determine the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on how often we can change our determination, we may change the source of shares from time to time without notice. We expect that generally all Plan purchases will be effected in open market transactions.

    Price of Shares.  The purchase price per share of authorized but unissued common stock is the average of the high and low sale prices of the common stock (as quoted on the Nasdaq National Market) on the applicable investment date or, if Nasdaq is closed on the investment date, on the next preceding day Nasdaq is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. The Plan Administrator may in its discretion commingle your funds with other participants' funds for the purpose of forwarding purchase orders and may offset purchase and sale orders for the same investment date by forwarding the net purchase or sale requirement. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond your control, you may lose any advantage otherwise available from being able to select the timing of your investment.

Brokerage Commissions, Service Fees and Other Costs

    Account Set-Up.  If you are not a registered holder of ADC common stock, including persons authorizing automatic monthly cash investments, you are charged a one-time account set-up fee of $10. The fee must be paid by check or money order and is due at the time of enrollment. The fee is in addition to the minimum initial cash investment.

    Brokerage Commissions.  In addition to the service fees discussed below, you pay a brokerage commission of $0.05 for each share of common stock purchased for your Plan account in open market transactions, even if a Plan sale order is used to offset your order. You pay a brokerage commission of $0.15 for each share of common stock sold for your Plan account, even if a Plan purchase order is used to offset your order. We expect that generally all Plan purchases and sales will be effected in open market transactions. Brokerage commissions payable with respect to Plan purchases are deducted from the amount invested on your behalf. Brokerage commissions payable with respect to Plan sales are deducted from the proceeds payable to you.

    Service Fees.  For each investment made by check or money order, you pay a service fee of $5, and for each investment made by automatic electronic funds transfer, you pay a service fee of $2. Investment service fees are in addition to brokerage commissions and are deducted from the amount invested on your behalf. You pay a service fee of $10 in connection with sales of your Plan shares. The service fee is in addition to brokerage commissions and is deducted from the proceeds payable to you from the sale of shares, including a fractional share.

    Gift Certificates.  If you request gift certificates to evidence investments or transfers made for others, you are charged a fee of $10 for each certificate. You may pay the fee by submitting a check or money order to the Plan Administrator.

    Commissions and Fees Subject to Change.  We may change from time to time the amount of commissions and fees charged to you upon 30 days prior notice.

Account Statements

    The Plan Administrator will maintain an account for you and will send account statements to you as soon as practicable after each investment and after any transfer, sale or withdrawal of Plan shares. Your account will be credited with full and fractional shares, computed to three decimal places. The account statements provide you with records of purchases and sales and should be retained for tax purposes.

Share Certificates

    Plan purchases are credited to your account and shown on your account statement. You do not receive certificates for your Plan shares unless you request them. This protects against loss, theft or destruction of stock certificates and reduces our administrative costs associated with the Plan. You may obtain certificates for some or all full Plan shares at any time by sending a Plan Transaction Form to the Plan Administrator or contacting the Plan Administrator toll free at 1-800-929-6782 or 1-312-360-5209. Any remaining full and fractional shares continue to be credited to your account. Certificates for fractional shares are not issued under any conditions.

Share Safekeeping

    At any time beginning with your enrollment in the Plan, you may deposit with the Plan Administrator certificates representing shares of ADC common stock, whether or not the shares were acquired under the Plan, at no cost to you. To use this service, you must send your certificates to the Plan Administrator with a properly completed Plan Authorization Form or Plan Transaction Form. Shares represented by certificates deposited with the Plan Administrator are credited to your account and thereafter are treated as if they were acquired under the Plan. You are responsible for maintaining your own records of the cost basis of certificated shares deposited with the Plan Administrator. If you are a beneficial owner of common stock registered in street or other nominee name, you may in some cases be able to electronically transfer your shares from your existing brokerage account to a Plan account. If you are a beneficial owner and want to take advantage of this service, you should contact the Plan Administrator to obtain transfer instructions.

    We strongly recommend that you use registered or certified mail to mail your certificates to the Plan Administrator, insuring the certificates for 2% of the current market value of the shares represented. In any case, you bear the full risk of loss, regardless of the method used, in the event the certificates are lost.

    You should not endorse your certificates prior to mailing.

Gifts of Shares and Share Transfers Within the Plan

    You may purchase shares of common stock for others by making investments on their behalf. To do this, you need only complete a Plan Authorization Form in the name of the recipient and return the completed form to the Plan Administrator together with the one-time account set-up fee of $10 and either an initial investment of at least $500 or an authorization for automatic monthly cash investments of at least $50. For automatic monthly cash investments, please remember to include a check for your first investment of at least $50 with your completed Plan Authorization Form.

    Your Plan shares also may be transferred to a Plan account of another person subject to compliance with any applicable laws. To do this, you must complete a Plan Transaction Form and return the completed Plan Transaction Form, together with an executed stock assignment, to the Plan Administrator. Your signature on the stock assignment must be medallion guaranteed by an eligible financial institution. The form of stock assignment can be obtained from the Plan Administrator. If the person to whom the shares are gifted or transferred is not a participant in the Plan, the Plan Administrator will automatically open an account for the person and enroll him or her in the Plan.

    You may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan unless certificates representing the shares have been issued by the Plan Administrator.

Sale of Shares

    You may sell some or all of your Plan shares by submitting the appropriate information on the Plan Transaction Form or by sending a written request to the Plan Administrator. Requests may be faxed to the Plan Administrator. The Plan Administrator may match or offset your sales orders against one or more purchase orders of other participants in the Plan. If not offset, the Plan Administrator will execute the order on your behalf in the open market or in a negotiated transaction. Sales orders generally are processed daily provided there is sufficient volume and the request is received on a business day when the Nasdaq market is open. If there is not sufficient volume, sales orders will be processed at least once per week. After settlement of the sale, the Plan Administrator will send you a check for the net proceeds of the sale. The proceeds you receive are based on the weighted average price at which the shares were sold less brokerage commissions, service fees charged by the Plan Administrator and applicable transfer taxes.

    You will not have the authority or power to direct the date or sales price at which Plan shares may be sold. Requests to sell Plan shares must indicate the number of shares to be sold and not the dollar amount to be attained. Any request that does not clearly indicate the number of Plan shares to be sold will be returned to you with no action taken. You should be aware that prices may fluctuate during the period between a request for a sale, receipt by the Plan Administrator of the request, and ultimate sale in the open market no later than five business days from the date of receipt by the Plan Administrator. You will bear the risk of a price change.

Termination

    You may terminate your participation in the Plan by submitting the appropriate information on a Plan Transaction Form or by sending a written request to the Plan Administrator. In addition, if you are a participant who makes investments by electronic funds transfers, your termination request must be received by the Plan Administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next investment.

    Upon termination of your participation in the Plan, unless you have requested on the Plan Transaction Form that some or all of your Plan shares be sold, the Plan Administrator will send you a certificate representing the number of full shares in your Plan account and a check in the amount of the market value of any fractional share. If you so request on the Plan Transaction Form, the Plan

Administrator will sell some or all Plan shares on your behalf. After settlement of the sale, the Plan Administrator will send you a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share) and a certificate representing any full Plan shares not sold. The net proceeds you receive are based on the weighted average price at which the shares were sold less brokerage commissions, fees charged by the Plan Administrator and applicable transfer taxes.

    After termination, you may re-enroll in the Plan by submitting a new Plan Authorization Form and complying with all other enrollment procedures (see "Enrollment and Participation"). In order to minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, we reserve the right to deny participation in the Plan to previous participants who we or the Plan Administrator believes have been excessive in their enrollment and termination.

Other Information

    Share Dividends and Stock Splits.  Any shares distributable to you pursuant to a share dividend or stock split by ADC on shares registered in your name or credited to your account under the Plan will be added to your account and will not be mailed or delivered directly to you. You may, however, request the Plan Administrator to issue certificates for such stock dividends or split shares once they are added to your account. If you send a notice of termination or a request to sell shares to the Plan Administrator between the record date and the payment date for a stock distribution, the request will not be processed until the stock distribution is credited to your account.

    Cash Dividends.  ADC currently does not pay cash dividends with respect to the common stock. If in the future ADC declares a cash dividend with respect to the common stock, dividends paid on shares in your Plan account would be paid directly to you in the same manner as to shareholders who are not participants in the Plan.

    Voting Rights.  Voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase.

    Voting of Plan Shares.  For each meeting of shareholders, you will receive proxy materials that allow you to vote your Plan shares by proxy. Alternatively, you may vote your Plan shares in person at the meeting.

    Limitation of Liability.  ADC and the Plan Administrator will not be liable for any good faith act or omission to act, including but not limited to any claim of liability:

  (a)
  arising out of the failure to terminate your account upon your death prior to the Plan Administrator's receipt of notice in writing of your death,

  (b)
  with respect to the prices or times at which shares are purchased or sold, or

  (c)
  as to the value of the shares acquired for you.

We reserve the right to interpret and regulate the Plan as we deem necessary or advisable in connection with the Plan's operations.

    Modification or Termination of the Plan.  We may suspend, modify or terminate the Plan at any time in whole or in part or with respect to your participation in the Plan in some jurisdictions. Notice of a suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant's account. If your participation in the Plan is terminated by us in whole or in part, you will receive a certificate for all full Plan shares and a check in the amount of the market value of any fractional Plan share.

    Denial or Termination of Participation.  At our direction, the Plan Administrator may terminate your participation in the Plan if you do not own at least one full share in your name or hold shares through the Plan. We also reserve the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will receive certificates for all full Plan shares and a check in the amount of the market value of any fractional Plan share.

    Insufficient Funds Policy.  In the event that any check is returned to the Plan Administrator unpaid for any reason, the Plan Administrator will consider the request for investment of such money null and void and will remove from your account Plan shares, if any, purchased upon the prior credit of such money. The Plan Administrator will be entitled to sell these shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator will be entitled to sell such additional shares from your account as are necessary to satisfy the uncollected balance.

FEDERAL INCOME TAX INFORMATION

    The information set forth below summarizes certain federal income tax consequences of participation in the Plan. The information is not intended to be a complete description of all such consequences, nor is it intended to be a description of any kind of the state, local or foreign tax consequences of participation in the Plan. The description of federal income tax consequences may be affected by future legislation, Internal Revenue Service rulings and regulations and/or court decisions. For that reason, you should consult your own tax advisor with respect to the federal income tax consequences, as well as the state, local and foreign income tax consequences, of participation in the Plan.

    Cost Basis of Shares.  For federal income tax purposes, the cost basis of shares purchased with your cash investments is the purchase price of the shares plus any brokerage commissions paid by you in connection with open market purchases.

    Gains and Losses from the Sale of Shares.  You do not realize any taxable income from the issuance of certificates representing Plan shares. You may realize gain or loss, however, at the time the shares are sold by the Plan Administrator or by you after you withdraw your shares from the Plan. The amount of realized gain or loss, if any, is based on the difference between the amount you receive for the shares and the cost basis of the shares.

    IRS Reports.  If, at your request, the Plan Administrator sells Plan shares for you, the Plan Administrator will report the proceeds from the sale to you and the Internal Revenue Service on Form 1099-B.

USE OF PROCEEDS

    The proceeds from the sales, if any, of authorized but unissued common stock under the Plan are expected to be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be sold under the Plan or the prices at which the shares will be sold. We will not receive any proceeds when shares of common stock are purchased under the Plan in the open market.

EXPERTS

    The financial statements and schedules incorporated by reference into this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely

PricewaterhouseCoopers and Ernst & Young. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving such reports.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also read and copy these reports and other information at the following regional offices of the SEC:

New York Regional Office	Chicago Regional Office
Seven World Trade Center	Citicorp Center
Suite 1300	500 West Madison Street, Suite 1400
New York, NY 10048	Chicago, IL 60661

    Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms or visit the SEC's web site at http://www.sec.gov to access available filings.

    This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC to register the shares offered under the Plan. The SEC allows us to incorporate by reference some of the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

  (a)
  ADC's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.

  (b)
  ADC's Quarterly Reports on Form 10-Q for the quarters ended January 31, April 30 (as amended on Form 10-Q/A on September 14, 2000) and July 31, 2000.

  (c)
  ADC's Current Reports on Form 8-K filed on January 18, February 28, May 9, June 1, June 16, July 12, July 31, September 20, September 29 and October 6, 2000.

  (d)
  The description of our common stock and common stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating this description.

    We will provide you at no cost, upon your written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. Please direct your requests for copies to the following address and telephone number:

      ADC Telecommunications, Inc.
      P.O. Box 1101
      Minneapolis, Minnesota 55440-1101
      Attention: Investor Relations
      (952) 946-3630
      investor@adc.com
      www.adc.com/investor

TABLE OF CONTENTS

A Summary of Important Plan Features	2
ADC Telecommunications, Inc.	3
Overview	3
Risk Factors	3
Description of the Plan	7
Purposes	7
Considerations	7
Administration	8
Forms	8
Eligibility	8
Enrollment and Participation	9
Investments	9
Brokerage Commissions, Service Fees and Other Costs	10
Account Statements	11
Share Certificates	11
Share Safekeeping	11
Gifts of Shares and Share Transfers Within the Plan	12
Sale of Shares	12
Termination	12
Other Information	13
Federal Income Tax Information	14
Use of Proceeds	14
Experts	14
Where You Can Find More Information	15

Neither the delivery of this prospectus nor any sales under it shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus. No dealer, broker, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering contained in this prospectus, and information or representations not contained in it, if given or made, must not be relied upon as having been authorized by us. This prospectus does not constitute an offering in any state or jurisdiction in which the offering may not lawfully be made.

PROSPECTUS

ADC TELECOMMUNICATIONS, INC.

ADCInvestDirect
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 A direct stock purchase plan for ADC

QuickLinks

A SUMMARY OF IMPORTANT PLAN FEATURES
ADC TELECOMMUNICATIONS, INC.
DESCRIPTION OF THE PLAN
FEDERAL INCOME TAX INFORMATION
USE OF PROCEEDS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION